X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

SUPPL

07026823

DELIVERED BY MAIL

September 4, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents filed to SEDAR for X-Cal Resources Ltd:

- News Release dated September 5, 2007
- Notice of Annual General & Special Meeting of Shareholders to be held September 24, 2007
- Information Circular as of August 20, 2007
- Form of Proxy for September 24, 2007 Meeting
- Request Form per NI 51-102 Disclosure Obligations
- X-Cal Resources 2007 Annual Report
- Note re Re-filing of X-Cal Resources 2007 Annual Report to SEDAR

Sincerely,

X-CAL RESOURCES LTD.

Sharon MacLellan

Sharon MacLellan

cws/encl

dlw 9/20

X-Cal Resources Ltd.

TSX/XCL **September 4, 2007**

News Release

Annual Mailing to the Shareholders

The 2007 X-Cal Resources Ltd. Annual Report, Information Circular and Proxy Materials have been mailed to the shareholders and filed with SEDAR.

The Annual General and Special Meeting of the Shareholders will be held at 3:30 pm EST on Monday, September 24, 2007 in the Ridout Room of The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario.

The 2007 Annual Report can be viewed online at www.sedar.com or on the Company's website at www.x-cal.com .

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*

X-CAL RESOURCES LTD.

PO Box 48479 Bentall Centre, Vancouver, BC, V7X 1A0
Tel: 604-662-8245 Fax: (604) 688-7740

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General and Special Meeting of Shareholders of X-Cal Resources Ltd. will be held on Monday, September 24th, 2007 at 3:30 p.m. in the Ridout Room of the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, for the following purposes:

1. To receive and consider the financial statements of the Company for the period ended March 31, 2007, together with the auditor's report thereon;
2. To appoint Smythe Ratcliffe Chartered Accountants as auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;
3. To ratify, confirm and approve all acts and things done by and the proceedings of the directors and officers of the Company on its behalf since the date of the last meeting of shareholders;
4. To determine the number of directors at 6;
5. To elect directors for the ensuing year; and
6. To approve a corporate name change for the Company to X-CAL GOLD LTD, to better reflect the business of the Company.
7. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Annual Report of the Company containing the report to the shareholders and the financial statements for the fiscal year ended March 31, 2007, including the auditors' report thereon accompanies this notice.

The board of directors has fixed the close of business on August 20, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting.

Shareholders who are unable to attend the meeting in person and who wish to ensure that their shares will be voted at the Meeting, are requested to complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the information circular accompanying this Notice.

Dated at Vancouver, this 20th day of August, 2007.

By order of the board,

(Signed) "*Shawn M. Kennedy*"

Shawn M. Kennedy, President & CEO

X-CAL RESOURCES LTD.

INFORMATION CIRCULAR

(As at August 20, 2007 except as indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of X-Cal Resources Ltd. (the "Company") for use at the annual general and special meeting of the Company to be held on Monday, September 24, 2007 and at any adjournments thereof (the "Meeting"). The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. **The cost of solicitation will be borne by the Company.**

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder ("Registered Shareholder"). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Registered Shareholder on any ballot that may be called for and if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a Registered Shareholder as proxyholder, such person will vote in favour of each matter identified in the notice of Meeting and for the nominees of management for directors and auditor.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Canada, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust

company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of the Meeting, this Information Circular and the enclosed form of proxy (collectively, the "meeting materials") to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. A Non-Registered Holder who has not waived the right to receive meeting materials will receive from his or her Intermediary a voting instruction form which must be completed and signed by the Non-Registered Holder and returned in accordance with the directions of the Intermediary. The purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the Shares he or she beneficially owns.

Should a Non-Registered Holder wish to attend and vote at the Meeting in person, the Non-Registered Holder should write his or her name in the space provided for that purpose on the voting instruction form and return it in accordance with the directions of the Intermediary. The Intermediary will send the Non-Registered Holder a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder and which names the Non-Registered Holder as proxyholder.

Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the voting instruction or form of proxy is to be delivered.

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only Registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for the Company or their respective Intermediary, as the case may be, to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares, of which 125,163,826 Shares are issued and outstanding. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on August 20, 2007 will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares. To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights except as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Kinross Gold Corp/Kinam Gold Inc	13,000,000	10.39%

ELECTION OF DIRECTORS

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director. **Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.**

The articles of the Company allow for a minimum of 1 and a maximum of 8 directors. **It is intended that the number of directors be fixed at six for the ensuing year.**

The Company is required to have an audit committee. Members of this committee are as set out below. The Company does not have an executive committee. Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, residence and current and former positions with the Company	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous service as a director	Number of Common Shares beneficially owned, directly or indirectly, or controlled (3)
Shawn Kennedy, British Columbia, Canada	President & CEO of the Company	April 8, 1981 to date	1,544,450[(4)]
John M. Arnold,[(5)(6)] Ontario, Canada	Chief Financial Officer of the Company since 1998. Natural Resource Executive	May 17, 1983 to date	197,773
William Bateman,[(1)(7)] Ontario, Canada	Secretary of the Company since 1985. Barrister and Solicitor in Private Practice	July 27, 1983 to date	350,000
Derek Bartlett,[(1)(2)(10)] Ontario, Canada	Natural Resource Executive	November 23, 2003 to date	Nil
Robert D. Preston,[(1)(8)(2)] Ontario, Canada	Managing Partner, Ricketts Harris LLP, a legal firm.	March 16, 2004 to date	116,900[(5)]
Larry Kornze,[(9)(2)] Idaho, United States	General Manager Exploration, Mexico & Central America Barrick Gold Corporation until retirement in June, 2001. Natural Resource Consultant since July 2001.	March 16, 2004 to date	Nil

Note 1 - Member of the audit committee;
Note 2 - Member of the compensation and corporate governance committee;
Note 3 - Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at August 10, 2007, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are beneficially owned;
Note 4 - Includes 449,600 held in Mr. Kennedy's RRSP;
Note 5 - Includes 109,000 held in an RRSP, and 5,000 shares held by Tias Investments Inc., a company controlled by Mr. Preston.
Note 6 – Mr. Arnold is also a director of the following publicly traded companies: Thundermin Resources Ltd., Queenston Mining Inc. and Newport Gold Exploration Inc., a US reporting issuer
Note 7 – Mr. Bateman is also a director of the following public companies: IATRA Life Sciences Corporation and Environmental Waste International Inc.
Note 8 – Mr. Preston is also a director of Northampton Group Inc., a publicly traded company.
Note 9 – Mr. Kornze is also a director of the following publicly traded companies: Anaconda Gold Corp., Candente Resource Corp., Duncan Park Holdings Corporation, Gold Summit Corporation and North American Gold Inc.

Note 10 – Mr. Bartlett is also a director and/or officer of the following publicly traded companies: Kingsman Resources Inc., Oromin Exploration Inc., Waseco Resources Inc., and Seville Resources Ltd. Additionally, Mr. Bartlett is a director and officer of Newport Gold Inc., a US reporting issuer.

No other proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Summary of Compensation

During the fiscal year ended March 31, 2007 there were two Named Executive Officers of the Company being Shawn Kennedy (President and Chief Executive Officer) and John Arnold (Chief Financial Officer). Mr. William Bateman is the Secretary of the Company.

"Named Executive Officer" means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salaries, commissions, bonuses and paid for services rendered exceeds $150,000. The Company did not employ any executive who meets definition "(c)". Set out below is a summary of compensation paid during the Company's three most recently completed financial years to the Company's Named Executive Officers:

Summary Compensation Table – Fiscal Year

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All other Compensation
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Shawn Kennedy President & CEO	2007	163,000[4]	Nil	3,437[1]	1,900,000	Nil	Nil	Nil
	2006	123,000[3][4]	Nil	1,888[2]	1,250,000	Nil	Nil	Nil
	2005	120,000	Nil	9,431[2]	1,250,000	Nil	Nil	Nil
John Arnold Chief Financial Officer	2007	69,000[4]	Nil	Nil	900,000	Nil	Nil	Nil
	2006	27,000[3][4]	Nil	Nil	700,000	Nil	Nil	Nil
	2005	14,000	Nil	Nil	750,000	Nil	Nil	Nil

Note

(1) – Taxable car benefit of $1,296 and a taxable life insurance benefit of $1,403 and a medical benefit of $738

(2) – Taxable car benefit

(3) – Mr. Kennedy's annual compensation was increased to $160,000 and he received a bonus of $150,000 on May 17, 2006. Mr. Arnold's annual compensation was increased to $66,000 on June 1, 2006.

(4) – Includes a directors' fee of $3,000

Executive officers of the Company who also act as directors of the Company receive additional compensation of $3,000 per annum for services rendered in such capacity.

Compensation for executive officers is comprised of professional consulting fees and long term incentive. In establishing compensation, the objective is to set levels which over time will be comparable with other employment opportunities for executives. Professional consulting fees and long term incentives (stock options) recognize performance and length of service.

The Company has a compensation committee consisting of Messrs. Kornze, Bartlett and Preston. The compensation reviews recommendations of executive compensation on an annual basis and makes its committee recommendations to the board of directors for final approval.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

The Company's shareholders approved the adoption of a 10% Rolling incentive stock option plan (the "Stock Option Plan") at the 2005 Annual General Meeting. The Stock Option Plan permits the Company to grant to directors, officers, employees, and consultants of the Company and its subsidiary companies, incentive stock options to purchase from the Company a designated number of authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares. The price of the options is the market price of the common shares at the time the option was granted, subject to any reduction permitted under regulatory policies. Options issued under the Stock Option Plan may be exercised during a period determined by the board of directors which cannot exceed five years and are subject to earlier termination upon the termination of the optionee's employment or engagement, upon the optionee ceasing to be a director and/or officer of the Company, or upon the retirement, permanent disability or death of an optionee. The options are non-transferrable. The Stock Option Plan requires shareholder approval every three years. A total of 9,500,000 stock options granted by the Company to its directors, officers, employees and consultants are outstanding as of the date of this Information Circular (March 31, 2007: 8,960,000).

During the financial year ended March 31, 2007 the Company granted an aggregate of 5,195,000 stock options to directors and employees of the Company under the Existing Plan. The Company did not grant any SAR's to the Named Executive Officers but did grant the following stock options, set out in the table below, during the most recently completed financial year.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Shawn Kennedy	1,000,000/0	19.25%	$0.35	$0.34	May 31, 2011
John Arnold	200,000/0	3.85%	$0.35	$0.34	May 31, 2011
Shawn Kennedy	900,000	17.32%	$0.35	$0.36	Mar. 23, 2012
John Arnold	350,000	6.74%	$0.35	$0.36	Mar. 23, 2012

The following table sets forth details of all exercises of stock options or SAR's during the Company's most recently completed financial year by the Named Executive Officers and the financial year-end value of unexercised options or SARs, on an aggregated basis:

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Finanacial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End ($) Exercisable/ Unexercisable
Shawn Kennedy	N/A	N/A	2,250,000/0	$1,000/0(1)
John Arnold	N/A	N/A	900,000/0	$1,000/0(1)

(1) March 31, 2007 closing price of $0.335.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has an employment contract (the "Contract") with its President and CEO, Mr. Shawn Kennedy The Contract which is reviewed annually on October 1st of each year, provides Mr. Kennedy a regular salary plus bonus as annually determined by the board of directors of the Company, whereupon the remuneration may be increased but not decreased. The Contract also provides for participation in any pension and insurance plans that may be established by the Company, as well as reimbursement for expenses incurred on behalf of the Company. The Contract further provides that in the event the Company terminates his employment, Mr. Kennedy will be paid a severance settlement equal to three times the annual amount received in the year of termination and a one time cash payment of $150,000 U.S. Funds. Mr. Kennedy has been employed by the Company since its inception in 1981. Mr. Kennedy's employment was not reviewed at October 1, 2005 as per the contract but was reviewed and amended on May 17, 2006, at which time Mr. Kennedy's annual salary was increased to $160,000, additionally Mr. Kennedy received a bonus of $150,000.

The Company has entered into an employment contract with its Chief Financial Officer, Mr. John Arnold effective April 1, 2007 whereby it will pay Mr. Arnold $66,000 per annum. Under the terms of the contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

Compensation Committee and Executive Compensation

The Company has newly instituted a compensation committee consisting of three outside directors. The compensation of executive officers consists of three elements: a base salary, bonus and incentive stock options. In establishing the levels of remuneration for executive officers, the committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives in the industry.

Compensation of Directors

The board of directors determined it was in the best interests of the Company to pay to directors cash remuneration of $3,000 per year for attendance at meetings of the board of directors and $2,000 per year for attendance at meetings of a committee of the board of directors. The Company incurred $33,290 in legal fees during the year ended March 31, 2007 for legal services from a law firm in which William Bateman, secretary and a director of the Company, is a partner.

The Company granted an aggregate of 5,195,000 options to directors and employees during the fiscal year ended March 31, 2007. Of that total, the following options were granted to Directors who are not Named Executive Officers:

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
William Bateman	200,000/0	3.85%	$0.35	$0.34	May 31, 2011
Derek Bartlett	100,000/0	1.92%	$0.35	$0.34	May 31, 2011
Robert D. Preston	100,000/0	1.92%	$0.35	$0.34	May 31, 2011
Larry Kornze	100,000/0	1.92%	$0.35	$0.34	May 31, 2011

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and right (a)	Weighted average Exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders [1]	8,960,000	$0.36	3,408,525
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	**8,960,000**	**$0.36**	**3,408,525**

Securities Authorized for Issuance Under Equity Compensation Plans (table cont'd)
Notes:
1. The information provided is as at the end of the Company's most recently completed financial year, March 31, 2007.
2. The Company has a Rolling 10% Stock Option Plan, the number of Shares available for future issue under all stock option plans of the Company is up to 10% of the issued capital. Based upon the issued capital of the Company as at the date of this Information Circular and the number of currently outstanding stock options (9,500,000 as at August 20, 2007), the Company can issue an additional 3,016,382stock options.

PERFORMANCE GRAPH

The following graph illustrates, over the past six financial years of the Company, the cumulative shareholder return of an investment in Shares of the Company compared to the cumulative shareholder return of an investment in the S&P/TSX Composite Index, assuming that C$100 was invested on April 1, 2001. The chart utilizes the closing price on March 31st of each year and compares the yearly percentage change.



Performance Graph
2007
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
2007
X-Cal Resources Ltd.
S&P/TSX Composite

	2001	2002	2003	2004	2005	2006	2007
X-Cal Resources Ltd.	$100	$109	$174	$208	$118	$135	$133
S&P/TSX Composite	$100	$103	$78	$99	$109	$132	$145

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers, or proposed nominees for election as a director, or their respective associates, are or have been indebted to the Company or its subsidiary during the most recently completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Subsequent to the fiscal year end, Omineca Gold Ltd. made a $150,000 Private Placement in the Company. A principal of the Company is also a principal of Omineca Gold Ltd.

Except as set out herein, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or its subsidiary.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors has reviewed the Corporate Governance practices of the Company and has determined that they are adequate and appropriate for the Company given its size and the nature of its activities. Those functions which the Toronto Stock Exchange recommends be carried out by committees of the board of directors of the Company (other than the audit committee) are effectively carried out by the board as a whole. Individual members of the board are selected based on their specific expertise. The directors will continue to monitor such practices on an ongoing basis and when necessary implement such additional practices as they deem appropriate.

Composition of the Board

During the fiscal year ended March 31, 2007 the board was comprised of six members, two related and four unrelated. Messrs. Shawn Kennedy and John Arnold are executive officers of the Company and receive remuneration and are therefore determined to be related directors. William E. Bateman is secretary of the Company and acts as legal counsel to the Company and is paid legal fees for his services. As Mr. Bateman is not involved in the day to day management of the Company he is considered by the board to be an unrelated director. Mr. Larry Kornze performs geological consulting services for the Company from time to time and is considered to be an unrelated director. Messrs. Derek Bartlett and Robert Preston are unrelated directors.

The directors consider this number is adequate and enables the board to deliberate effectively.

The board has not adopted any formal policy for the assessment and effectiveness of its committees or individual directors. The Company's board and its committees have been structured in such a fashion that each member is both able and expected to lend support relative to his business, technical or professional background.

The following directors sit on the boards of these other public companies: Mr. John Arnold is a director of Newport Gold Exploration Inc., a US reporting issuer, Thundermin Resources Ltd., and Queenston Mining Inc.; Mr. William Bateman is a director of IATRA Life Sciences Corporation and Environmental Waste International Inc.; and Mr. Robert Preston is a director of Northampton Group Inc.: Mr. Derek Bartlett is a director and/or officer of the following publicly traded companies: Kingsman Resources Inc., Oromin Exploration Inc., Waseco Resources Inc., and Seville Resources Ltd. Additionally, Mr. Bartlett is a director and officer of Newport Gold Inc., a US reporting issuer. Mr. Kornze is a director of the following publicly traded companies: Anaconda Gold Corp., Candente Resource Corp., Duncan Park Holdings Corporation, Gold Summit Corporation and North American Gold Inc.

Independence from Management

The Board believes that it fulfils its duties and responsibilities independently of management.

The Board has not developed written position descriptions for the Chair and the Chair of each Board committee. The Company's committees have been structured in such a fashion that each member is both able and expected to lend support relative to his business, technical or professional background.
All directors are expected to exercise critical judgement. The board establishes its own policies, procedures, practices and deliberations concerning the business and affairs of the Company. In the case of a non-arm's length transaction or other circumstances where a member or members of the board may have or appear to have a conflict of interest with the Company, corporate practice dictates that the interested member declare his interest and refrain from voting on the matter and in certain circumstances, the Board may engage an independent evaluator and/or strike a committee of independent directors to review and to make recommendations in respect of the proposed transaction.

Currently, the Board does not have a Chair separate from management in that the President and CEO of the Company acts as Chairman of the Board. The Company feels that given the size and nature of the Company and the majority of unrelated directors that this does not provide a conflict to the Board functioning independently of management. It is also Company policy that any director may call a meeting of the Board and provide his own agenda of items for discussion.

The Company has not implemented a system which enables an individual director to engage an outside advisor at the expense of the Company and believes that such a system is not necessary given the size of the Company.

Mandate of the Board

The Board has not adopted a formal board mandate. The Board acknowledges its responsibility for the stewardship of the Company by participating in strategic planning and by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing and implementing a strategic plan. The Board of Directors of the Company manage and supervise the management and business affairs of the Company.

During the last completed financial year there were five meetings which were fully attended by all members. The frequency of the meetings is contingent upon the current business operations being carried out by the Company. Numerous ad hoc consultations with various board members also occurred during the past year in order to inform members of current events, seek advice and receive opinions. The Company's Board has been structured in such a fashion that each member is both able and expected to lend support relative to his business, technical or professional background.

Committees

The Company currently has two committees, the Audit Committee and a Compensation and Corporate Governance Committee. The function of the Audit Committee is to review the Company's annual and interim financial statements and make recommendations to the board with respect to such statements, and to oversee management's responsibilities for reporting on the internal controls. The Audit Committee met four times during the financial year ended March 31, 2007 and was fully attended by all members.

The Audit Committee functions and meets independently from management. The Audit Committee is comprised of three directors and while one of the directors is the Secretary of the Company, as he is not involved in the day to day management of the Company, he is deemed to be unrelated and therefore independent.

The Compensation and Corporate Governance Committee is comprised of three independent directors. The Compensation and Corporate Governance Committee meets annually and is charged with reviewing the remuneration of key executives and making recommendations to the Board.

Decisions Requiring Prior Board Approval

In addition to matters which must be approved by the Board, management of the Company must seek Board approval for those transactions that would materially affect the financial position of the Company.

Director Recruitment and Board Enhancement Measures

The Board has not adopted any formal policy for the recruitment of directors or evaluation of the Board's effectiveness.

Director Compensation

The Directors of the Company are paid $3,000 per year for attendance at meetings of the Board of Directors and those directors who are members of a committee of the Board receive $2,000 per year for attendance at meetings. Director and committee compensation will be reviewed annually by the compensation committee who will make recommendations to the Board.

Orientation and Education of Directors

The Company has not adopted a formal orientation and education program for new directors. While the Board believes that the adoption of a formal program is not presently warranted given the size and the nature of its business, all new directors are provided with background information on the Company and are encouraged and provided with the opportunity to attend the Company's properties and to meet with senior management, consultants and with other directors to discuss the Company's affairs.

Board's Expectation of Management

The Board has not developed formal position descriptions for the Chief Executive Officer or for the Board itself. The Chief Executive Officer and President of the Company, is responsible for the day-to day operations of the Company, and undertakes a significant role in the long range planning and corporate finance activities of the Company. Guidance and assistance is provided to management collectively by the full Board and by individual members of the Board.

Management is expected to implement the policies of the Board and report to the Board the result of the implementation of those policies. The Board does not participate in the day to day management of the Company. The Board looks to management to provide it with the information needed to carry out its mandate.

Ethical Business Conduct

The Board has not adopted a written code of Ethical Business Conduct. All members are expected to exercise critical judgement and at all times to conduct themselves in the best interests of the Company and its shareholders utilizing good and ethical corporate practices.

Shareholder Communications

In addition to its required public filings, the Company regularly communicates with its shareholders and the investment community by use of its quarterly reports, annual reports and press releases. All communications from shareholders are referred to the appropriate corporate officer for response.

APPOINTMENT AND REMUNERATION OF AUDITORS

The auditors of the Corporation are Smythe Ratcliffe, Chartered Accountants Suite 700, 355 Burrard St. Vancouver, British Columbia, Canada V6C 2G8. Smythe Ratcliffe Chartered Accountants have been the auditors of the Corporation for one year.

It is proposed to re-appoint Smythe Ratcliffe Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration.

Unless such authority is withheld, the persons named in the enclosed instrument of proxy intend to vote for the re-appointment of Smythe Ratcliffe Chartered Accountants, Vancouver, British Columbia, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

AUDIT COMMITTEE

The function of the audit committee is to review the Company's annual and interim financial statements and make recommendations to the board with respect to such statements, and to oversee management's responsibilities for report on the internal controls. The audit committee met four times during the financial year ended March 31, 2007. All meetings were fully attended by all members.

The audit committee functions and meets independently from management. The audit committee is comprised of three directors, William Bateman, LL.B; Robert D. Preston, LL.B; and Derek Bartlett, P.Eng. The board has determined that the relevant business experience, education and professional standings of all three gentlemen make them suitable to adequately perform their duties as audit committee members.

Audit Committee Charter

The text of the audit committee's charter is attached as Schedule "A".

Independence

Multilateral Instrument 52-110 "Audit Committees" ("MI 52-110") provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of the member's independent judgment. All of the members of the audit committee of the Company are "independent" as that term is defined, with the exception of William Bateman who is a partner in one of the law firms that provides legal services to the Company.

Financial Literacy

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. All of the directors of the Company are financially literate as that term is defined. The Company considers that, due to academic training and/or experience in the public company area, all members of the audit committee have an understanding of the accounting principals used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principals and the understanding of internal controls and procedures for financial reporting.

Audit Fees

The following table sets forth the fees billed to the Company and its subsidiary by Smyth Ratcliffe Chartered Accountants for the fiscal year ended 2007 and for services in the fiscal year ended 2006.

	2007	2006
Audit Fees	$39,000	$48,150
Tax Fees (1)(2)	$3,000	
Other Fees(3)	$45,060	
Total	$87,060	$48,150

Notes:
(1) For preparation of the corporate income tax returns of the Company and its subsidiary.
(2) The Company is currently having its income tax returns prepared at the time of this Information Circular, and therefore has not received a final invoice for this fee.
(3) Includes $30,000 paid to KPMG for advice for US Tax matters.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiary are performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Corporate Name Change

In order to better reflect the business of the Company, management has decided to seek shareholder approval to change the name of the Company from X-Cal Resources Ltd. to X-CAL GOLD LTD.

The Resolution

Shareholders are being asked to consent to the change of name of the Company by approving the resolution set out below (the "Corporate Name Change Resolution").

Unless the resolution is voted against in the form of proxy, the persons named in the accompanying proxy will vote FOR the Corporate Name Change Resolution.

NOW THEREFORE BE IT RESOLVED THAT:

The name of the Company be changed to X-CAL GOLD LTD., or such variation thereof as may be acceptable to the regulatory authorities having jurisdiction over the Company, in order to better reflect the business of the Company, as authorized and approved by the directors of the Company, and

Any one officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or

cause to be delivered, all such other documents and instruments, and to perform or cause to be performed all such other acts and things, as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement, or instrument or the doing of any such act or thing.

Additional Information

Copies of the Company's financial statements and MD&A may also be obtained by contacting the Company by mail at PO Box 48479, Bentall Centre, Vancouver, BC V7X 1A0, by telephone: 604-662-8245, by fax: 604-688-7740 or by e-mail to invrel@x-cal.com. Additional information relating to the Company is on SEDAR at www.sedar.com and the Company's website www.x-cal.com

Financial Information is provided in the Company's comparative financial statements and MD&A for the financial year ended March 31, 2007 which are available on SEDAR or from the Company at the address set out above.

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

DATED this 20th day of August, 2007.

BY ORDER OF THE BOARD

(signed) "*Shawn Kennedy*"

Shawn Kennedy, President and Chief Executive Officer

(signed) "*John Arnold*"

John Arnold, Chief Financial Officer

SCHEDULE "A"
X-CAL RESOURCES LTD.
AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a) review and report to the board of directors of the Company on the following before they are published:

(i) the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

(ii) the auditors report, if any, prepared in relation to those financial statements,

(b) review the Company's annual and interim earnings press releases before the Company publicly discloses this information,

(c) satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures,

(d) recommend to the board of directors:

(i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(ii) the compensation of the external auditor

(e) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f) monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g) monitor the management of the principal risks that could impact the financial reporting of the Company,

(h) establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i) pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor,

(j) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k) with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company's board of directors, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the company which, in the view of the board of directors, could reasonably interfere with the exercise of a member's independent judgment. All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors. The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1. reporting to the board of directors on the proceedings of each committee meeting and on the committee's recommendations at the next regularly scheduled directors meeting; and

2. reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F1 in any annual information form prepared by the Company.

X-CAL RESOURCES LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General and Special Meeting of Shareholders to be held on September 24, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

Fold

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

9. ***To be represented at the Meeting*, a proxy must be *DEPOSITED* at the office of "COMPUTERSHARE INVESTOR SERVICES INC. " no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.**

   The mailing address of Computershare Investor Services Inc. is 100 University Avenue, Proxy Dept., 9th Floor, Toronto, ON M5J 2Y1 Canada and its fax number is 1(888) 453-0330 or Fax Within North America 1-866-249-7775 or Outside of North America (416) 263-9524.

4 +

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Shawn M. Kennedy, a Director and Officer of the Company, or failing this person, John M. Arnold, a Director and Officer of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of the Shareholders of X-Cal Resources Ltd. to be held at the Ridout Room of the Toronto Board of Trade, 1 First Canadian Place, P O. Box 60, Toronto, Ontario, Canada M5X 1C1 on Monday, September 24, 2007 at 3:30 p.m. (EST) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. To Determine the Number of Directors

To determine the number of Directors at 6

	For	Against
To determine the number of Directors at 6	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Shawn M. Kennedy	☐	☐	02. John M. Arnold	☐	☐	03. William E. Bateman	☐	☐
04. Derek Bartlett	☐	☐	05. Robert D. Preston	☐	☐	06. Larry Kornze	☐	☐

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3. Appointment of Auditors

To appoint Smythe Ratcliffe Chartered Accountants as auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor

For ☐ Withhold ☐

4. Ratification of Acts

To ratify, confirm and approve all acts and things done by and the proceedings of the directors and officers of the Company on its behalf since the date of the last meeting of shareholders

For ☐ Against ☐

5. Approval of Name Change

To approve a change of name for the Company to X-CAL GOLD LTD.

For ☐ Against ☐

Fold

6. Other Business

To transact such other business as may properly come before the meeting

For ☐ Against ☐ Withhold ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

030945 AR0 XCLQ +

August 20, 2007

Dear Shareholder:

X-CAL RESOURCES LTD.
Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102 "Continuous Disclosure Obligations" registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis ("MD &A") for the annual financial statements, our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

Even if you do not request a printed copy of these financial statements and MD&A you can always view them on SEDAR at www.sedar.com.

REQUEST TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A

☐ A. Please send me the Interim Financial Statements and MD&A.

☐ B. Please send me the Annual Financial Statements and MD&A.

☐ C. Please send me both A and B.

I confirm that I am a registered and/or beneficial holder of shares of the above referenced company.

____
Signature

____
Name of Shareholder - Please Print

____
Address

____

____
Postal Code

____
Name and title of person signing, if different from name above

X-CAL RESOURCES LTD.



2007



Larry Kornze P.Eng — *Director*
Shawn Kennedy — *President*
Robert Thomason MSc — *Project Manager*

Ken Snyder PhD explains the importance of the Mineralized Strata at Facilities and West Wood and how the geologic break through may assist Mine Site Exploration at Sleeper.



Robert Thomason MSc and Larry Kornze P. Eng. who are Qualified people as defined by NI-43-101 have reviewed the contents of this report.

MESSAGE TO THE SHAREHOLDERS

The shareholders will be asked to approve a name change to X-CAL GOLD LTD to better reflect the business of the company.

The pending resource figures for the Sleeper Gold Project should give an independent idea of some of the precious metals that are present on that property.

A geologic break through at Sleeper has expanded the potential that we see for successful near-mine exploration.

The purchase by the Ken Snyder Royalty Syndicate of a future production royalty at Sleeper is an indication of project potential as viewed by the buyers.

A major exploration and development-drilling program at Sleeper is warranted and is the present goal of the company.

Our Cortez Area properties and the Spring Valley Area claims are good earlier stage prospects in active areas of Nevada.

We encourage you to vote your shares and hope to see you at the Annual Meeting.

Shawn Kennedy
President

NEVADA

The state of Nevada ranks ahead of all but three countries in the world for gold production. As a geologic and political environment for discoveries and the building of new mines, north-central Nevada is a prime location.

HIGHLIGHTS

Sleeper Gold Property, Humboldt County, Nevada

Two Cortez Area Properties, Lander County, Nevada

Spring Valley Area Property, Pershing County, Nevada

Table of Contents

DIRECTORS REPORT

X-CAL has four 100% owned Nevada Gold Properties.

NI-43-101 reports for the Sleeper Gold Property, Mill Creek and Reese River Gold properties can be found at www.x-cal.com or on SEDAR. Shareholders are encouraged to read these comprehensive documents.

A Technical report on the WR Claim Group located in the Spring Valley Area, Pershing County, Nevada is being prepared.

The discovery potential at Sleeper is our primary objective.

On behalf of the Board of Directors

Shawn Kennedy
President

SLEEPER GOLD PROJECT
Humboldt County, Nevada



Historic Photo of the Sleeper Mine Property looking SE. The property covers 30 square miles of the Battle Mountain Trend. Approximately 1/2 of the property is visible in the photo. Significant reclamation has occurred since this photo.



The current pit lake at Sleeper resulted when mining operations at the property ceased. A major exploration program has been recommended for the property.

The following illustrations show: plan view, a long-section and cross-sections of favorable horizons/strata at Sleeper.


Sleeper Project -
Drill Section Locations
NW Target
West Graben
LONG SECTION
Range Front
576200N
Facilities
WW Breccia
575575N
S. Sleeper
Meters
0 250 500 1,000 1,500 2,000

Confirmation of strata, which preferentially localize mineralization at Sleeper has opened up substantial near-mine exploration potential.


NORTH
SOUTH
NW TARGET
BEDROCK CASINO
WEST WOOD BRECCIA
OPEN AREA
OPEN AREA
OPEN AREA
200m

Sleeper Gold Project, Long Section, Looking East

■ >0.3 ppm (0.01 opt) Gold

An area outlined by West Wood, Bedrock Casino and the North West (NW) Target, parallel to the pit over a length of more than 1,500 metres should be drill tested at the same elevation as West Wood.

We have known that there was a favorable horizon(s) at West Wood for some time. Now we can see that this is not a localized phenomenon. The layering is a form of debris-flow, related to the volcanic event(s) that contributed to formation of the Sleeper deposit(s).

Facilities Area –Current Low-Angle Unit Interpretation with High-Angle Feeder Structures


200m

Sleeper Gold Project, Facilities Area
Section 4576200N, Looking North, With Infill Drilling
■ > 0.3 ppm (0.01 opt) Gold

A mineralized layer dips at approximately 30 degrees throughout the Facilities Area. The projection of this layer towards the pit and underneath the pit is towards areas with very limited drill data.


West Wood
Breccia
(infill drilled)
South Facilities Area
Low-Angle Unit
200m

Sleeper Gold Project, West Wood Breccia – South Facilities Area
Section 4575575N, Looking North
■ >0.3 ppm (0.01 opt) Gold

The potential for additional West Wood type mineralization is a near-mine target.

The following is a list of West Wood Assay Highlights. In combination with new evidence of favorable mineral horizons/strata these assays indicate that drill testing should occur at the same elevation as West Wood along the entire length of the pit from West Wood through the NW Target.

HOLE-ID	from_feet	to_feet	len_feet	AU_OPT		AU_gpT
WW-01-03	730	810	80	0.198		6.78
WW-04-03	730	925	195	0.132		4.52
WW-08-04	701.5	889	187.5	0.207	***	7.11
WW-10-04	848	879.5	31.5	0.216		7.41
WW-10-04	919.5	1022	102.5	0.173		5.92
WW-14-04	373.8	409	35.2	0.145		4.98
WW-14-04	825.3	1034.5	209.2	0.311	***	10.67
WW-17-04	939	1008	69	0.202		6.92
WW-18-04	648.8	738.5	89.7	0.308	***	10.55
WW-22-04	766	786	20	0.181		6.20
WW-25-04	1030	1057.5	27.5	0.152		5.22
WW-27-04	890	937.5	47.5	0.130		4.44
WW-27-04	1016	1038.1	22.1	0.852	***	29.20
WW-27-04	1045.4	1075	29.6	0.105		3.61
WW-31-04	850	920	70	0.144		4.94
WW-32-04	560	580	20	0.114		3.92
WW-33-04	625	685	60	0.110		3.76
WW-33-04	775	800	25	0.118		4.03
WW-33-04	837.5	905	67.5	0.185		6.33
WW-33-04	985	1020	35	0.203		6.96
WW-34-05	607	645	38	0.209		7.17
M0926	710	735	25	0.222		7.60
M0927	695	725	30	0.125		4.30
M0938	635	685	50	0.102		3.48
M0939	730	745	15	0.114		3.90
PPW0024	380	410	30	0.228		7.82
PPW0165	650	670	20	0.147		5.05
PPW0167	340	365	25	0.156		5.33
PPW0167	740	765	25	0.210		7.19
S1581	790	840	50	0.104		3.55
S1583	720	745	25	0.997	***	34.18
S1591	815	875	60	0.243		8.35
S1593	1055	1165	110	0.633	***	21.72
S1603	735	770	35	0.246		8.42
TM0077	100	120	20	0.138		4.73
XC-07-07	685	752	67	0.129		4.43

*** Exceptional West Wood drill intercepts in ounces per ton

The West Wood assay composites are select drill hole intercepts. Readers are encouraged to refer to the NI-43-101 Technical Report on the property for more comprehensive information.

Infill drilling at West Wood to achieve the density required for an independent resource calculation is ongoing.


407000m
412000m
417000m
4578000m
4573000m
4568000m
407000m
412000m
417000m
4578000m
4573000m
4568000m

Sleeper Project Claim Map (30 square miles)

Current Goals are: Independent Resource Figures for "West Wood", the "Facilities Area", the "Heap Leach Pads" and new discovery through Exploration.

It is apparent that commercially viable mineral systems in Nevada result in multiple ore bodies, such as have occurred on the Carlin and Battle Mountain trends and elsewhere in the world.

The figure below compares our priority targets in the Sleeper District, next to the epithermal vein system at El Peñón in Chile.


N
W
E
S
Northwest Target
West Graben Target
Range Front Target
Southwest Target
Sleeper South Target
0
0.5
1
miles
kilometers

After Sillitoe (2006)

Sleeper


CERRO MARTILLO
MARTILLO FLATS
DIABLADA
VISTA NORTE
QUEBRADA COLARADA
VETA DORADA
Q. ORITO
PROVIDENCIA
PAMPA
CAMPAMENTO / DONCELLA
ORITO SUR
SCALE IN METERS

El Peñón

Geologic analogies such as Midas in Nevada and El Peñón in Chile are mentioned in the Sillitoe paper on the Exploration Potential at Sleeper. The figure above shows Sleeper next to Meridian's El Peñón gold property, at the same scale. The illustration shows how epithermal systems usually consist of more than one vein.

The larger potential of the 30 square mile Sleeper Gold District for new deposits is well described in the January 2006 paper by Dr. Richard Sillitoe, which can be found at www.x-cal.com.

The work underway to develop resource figures for West Wood, Facilities and some of the above ground mineralized material at Sleeper is a foundation from which the larger potential of the Sleeper District can be pursued.

Production records indicate that less than half of the gold mined at Sleeper was recovered.

The very high grade veins at Sleeper were milled and allowed operations to be very profitable, without attempting to maximize recoveries from other gold bearing material such as the heap leach ore, or sulphide material.

A significant number of ounces may be above ground on the site.

A bulk-sampling program to confirm and quantify some of these ounces is part of the 2007 work program.



Approximately 49 million tons of above ground material exists in the heap leach pads at Sleeper. This gold bearing material is in part covering some exploration targets.

Independent verification of a foundation resource and exploration for new gold deposits in the Sleeper District are the present objectives of the Sleeper Gold Project.

All permits for the recommended drill testing of the priority targets at Sleeper are in place.

Shareholders are encouraged to review the NI-43-101 technical report at www x-cal.com.

CORTEZ AREA GOLD PROPERTIES

X-Cal has two gold projects in the CORTEZ AREA as pictured below. Both of the properties are located on lower plate windows.

The phrase "lower plate window" refers to areas on the Battle Mountain and Carlin Trends, where normally deeper rocks have been thrust to surface or near surface. Many of the most productive gold deposits on these trends occur in the lower plate rocks.


Fortitude
Slaven
Fire Creek
Hilltop
Mill Creek Property
McCoy
Cove
Tenabo
Elder Creek
Reese River Property
Gold Acres
Pipeline
Cortez
Buckhorn
Pediment
Cortez Hills
Horse Canyon
ET Blue
CAETANO TROUGH
0
7.5
15
kilometers

Reese River and Mill Creek Properties are along the Battle Mountain-Eureka mineral belt which includes numerous gold deposits. The map base is the USGS Gravity map dated 1997.

Mill Creek Gold Property
Goat Window
Lander County, Nevada
Cortez Area

A Plan of Operations Permit that will facilitate continued exploration of the Lower Plate Window at X-Cal's 100% owned Mill Creek/Goat Window property has been approved.


N

This Figure shows the recommended drill pattern for testing of the Mill Creek (Goat Window) Gold Property.

Reese River Pediment Property
Horse Mountain Window
Lander County, Nevada
Cortez Area

X-Cal has 100% of the 3000 acre property.


REESE RIVER PROPERTY
USGS GRAVITY RESIDUAL
FLANKS OF HORSE MTN WINDOW
CROSS STRUCTURE
STRUCTURAL INTERSECTION
MILL CREEK PROPERTY
GOAT PEAK WINDOW
REESE RIVER PROPERTY
HORSE MTN WINDOW
Cove
McCoy
CAETANO TROUGH
0 5 10
kilometers
mgals / CI = 0.5
X-Cal Resources Ltd.

The Reese River Property outlined above consists of three separate claim blocks located on the flanks of the Horse Mountain Window, with a total area of approximately 3,000 acres.

The project covers part of the north and western flanks of the Horse Mountain Lower Plate Window.

Barrick (previously Placer) has retained a 2% NSR interest in the property.



Responsible environmental stewardship is a priority.

Sleeper's environmental assurance bond is an important asset.

Management Discussion and Analysis
(for the year ended March 31, 2007)

This year end Management Discussion and Analysis ("MD & A") reviews the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") and compares the financial results for the fourth quarter ending March 31, 2007 with those of the corresponding quarter of 2006. It is also an update to the Company's annual MD&A for the year ended March 31, 2006 and should be read in conjunction with the audited March 31, 2007 Consolidated Financial Statements and related notes. The reader is encouraged to review the Company's financial statements in conjunction with this document, copies of which are filed on the SEDAR website: www.sedar.com.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

The information in this Management Discussion and Analysis contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of June 14, 2007.

All references to "2007" refer to the year ended March 31, 2007, and all references to "2006" refer to the year ended March 31, 2006, unless otherwise noted.

General

The Company is an active resource exploration company focused on the identification and delineation of gold and silver mineral resources on its Sleeper Gold, Mill Creek and Spring Valley properties in Nevada, USA. Under the terms of an agreement with Placer Dome US (a subsidiary of Barrick Gold) the Company has acquired a fourth Nevada gold property, the Reese River Pediment project.

The Company depends on private placements and joint ventures to fund

its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the Company's operations, and compliance with all regulatory requirements.

Predictions about the direction of the gold price either upwards or downwards are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop its gold properties. Management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada gold properties.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives.

The potential profitability of the Sleeper, Mill Creek, Reese River and Spring Valley Area Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates of the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals

and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Sleeper Gold Property

Note: All references to years, 2007 – 2006 – 2005, refer to work programs carried out within the calendar year.

The Sleeper Gold Property includes a historic open pit mine operated by AMAX Gold from 1986 until 1996, which produced 1.66 million ounces of gold and 2.3 million ounces of silver. The property has been the subject of several exploration programs. These programs have produced an extensive database for current exploration targeting and continuing studies.

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper Gold Project was acquired by New Sleeper Gold Corporation, a publicly traded reporting issuer, in return for providing initial funding to the New Sleeper Gold LLC joint venture (the "Sleeper Joint Venture") (50% X-Cal/50% New Sleeper Gold Corporation). A National Instrument 43-101-compliant technical report has been submitted by each party. The technical reports are available on SEDAR at www.sedar.com.

The Company contributed its interest in the Sleeper Gold Project to the Sleeper Joint Venture and New Sleeper Gold Corporation capitalized the Sleeper Joint Venture with US $20,000,000 to explore the Sleeper Gold Project. The Sleeper Joint Venture company treasury was independent of both companies and was managed on behalf of the Sleeper Joint Venture by New Sleeper Gold Corporation. The Sleeper Joint Venture was operated by a committee composed of members from each company. The work programs were managed by New Sleeper Gold Corporation.

The Company acquired the 50% interest from New Sleeper Gold Corporation (now Reunion Gold Corporation) in the Sleeper Joint Venture on May 16, 2006. The Company paid $5,000,000 CDN and delivered 10 million common shares at a deemed value of $0.32 per share ($3,200,000), with resale restrictions attached. The Company now owns 100% of New Sleeper Gold LLC.

Title of the York Leased Lands, which are part of the Sleeper Gold Project, has been signed over to the Company concurrent with a buy out agreement between the Company and York Mines. The buyout was initiated with a payment to York Mines consisting of US $150,000 and 50,000 common shares. The remaining balance to complete the buyout is US $600,000 and 200,000 common shares of X-Cal. Payment can be made as four equal payments over four years or accelerated at the Company's discretion.

The exploration program for the years 2004 through early 2006 included drilling of 82,240 feet of core and reverse circulation drilling in 2004, and 22,524 feet of core and reverse circulation drilling in 2005. Extensive exploration targeting studies and surveys were initiated and substantially completed late in the two year program. The results of the studies have established a better definition of exploration targets.

The Company assembled a panel of professionals to independently review the Sleeper Gold Project and to make recommendations for ongoing work. Two of the panel members, Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist, provided the Company with their expert views in the form of: "Observations on the Sleeper Gold Project, Nevada" by Dr. Jeffrey Hedenquist (December, 2005) and a separate paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe (January, 2006). These papers are not NI-43-101 reports and should be considered a supplement to NI-43-101 documents for the project.

A detailed NI-43-101 Technical Report (March 2006) authored by Robert E. Thomason, M.Sc., L.Geo. and co-authored by Larry Kornze, B.Sc.,P.E. and Winthrop A. Rowe, M.Sc.,C.P.G. reviewed all previous work on the property. The report established the basis for determination of drill target areas.

Both Dr. Sillitoe's report and the NI-43-101 Technical Report (March 2006) were filed on SEDAR. Dr. Jeffrey Hedenquists' report was not filed on SEDAR but can be found in it's entirety at the Company's website www.x-cal.com.

A combination of definition and exploration drilling is ongoing at Sleeper utilizing two drill rigs.

From August 2006 to November 2006 ten reverse-circulation (RC) drill holes totaling 10,805 feet were completed in the Range Front Target. This is a structural zone that is +3 miles in length, located parallel and to the east of the Sleeper Mine Site.

In December 2006 drilling moved to the Facilities area. This is a mineralized zone east of the previously mined pit under the now reclaimed AMAX mill and crusher location. During 2006 two RC holes were completed for 1460 feet and two core holes were drilled totaling 1405 feet.

From January to the end of March 2007 twenty-one RC holes totaling 12,865 feet and two core holes totaling 1,330 feet were completed in the Facilities Area.

A recent break-through in geologic understanding has significant implications for the modeling of and possible future mining of the Facilities Area. Detailed examination of core indicates a low-angle stratigraphic unit that appears to control mineralization. This was not recognized previously in the reverse-circulation (chip type) drilling. Gold and silver values can be placed within the stratigraphic layer on repeated assay data cross-sections. The strata can be projected east, up-dip to the range front break and located there on the surface. The western projection passes underneath the mine pit, through significant areas of no data.

There is much work to be done, but the tonnage and low strip ratio implications for the Facilities Area are encouraging. Other target areas may be re-drilled in light of the new interpretation.

Readers are further encouraged to view the Company's news releases which include plan maps and assay results available on the X-Cal Resources Ltd. website at http://www.x-cal.com and on the SEDAR website at www.sedar.com.

The West Wood Breccia area is a zone of hydrothermal brecciation and veining located immediately southwest of the main open pit at the Sleeper Mine. Previous work outlined a mineralized area approximately 800 feet (250 meters) long and 320 feet (100 meters) wide. Earlier high-grade intercepts at West Wood can be reviewed in the NI-43-101 Technical Report for the property available at www.x-cal.com or on SEDAR. At West Wood

drilling is in-filling the zone of mineralization and expanding it, both to the south and west. From January to the end of March 2007 two core holes totaling 1,691 feet and one RC for 1,560 feet were completed.

An indication of a possible deeper zone located directly underneath the known high-grade mineralization will also continue to be tested (see March 8, 2007 press release).

The NW target is located north-west of the pit, approximately 1,500 meters north of West Wood. It is one of the areas where exploration with the objective of a breakthrough new discovery is in progress. The January 2006 paper "Exploration Potential of the Sleeper Project" by Dr. Richard Sillitoe describes this and five other priority exploration targets.

Current drilling in the NW area has encountered a silicified sulphide breccia. In the period from January to the end of March 2007 four core holes totaling 4,228 feet were completed in the NW area. From a geological perspective the hydrothermal alteration is apparent and encouraging. Drill testing of this area will continue.

X-Cal is preparing a bulk sample from the above ground heap materials for column leach tests, as part of the overall program for the mineralization located east of the mine site in the Heaps and Facilities areas.

An access road has been built on Pad #1 in preparation for a 80 ton sample to be leach tested. The objective is a publishable resource figure for the Heaps within NI-43-101 regulations, inclusive of metallurgical testing by calendar year end.

The mine scale exploration targets described by Sillitoe will be tested in series (NW, then SW, etc). A third drill will be added to the program at the earliest opportunity. The program is operating efficiently and can be accelerated.

Drilling, engineering and report preparation will continue throughout 2007 with the goals of defining base resource for the project and making a breakthrough exploration discovery.

Future Exploration

Exploration priorities for the Sleeper Gold Property are expected to focus on five priority mine scale targets located near the Sleeper Mine. All five of the priority targets occur along three structural corridors parallel to the Sleeper Mine historic mineralization. None of the five targets have been adequately tested or tested at all, in prior drill programs. Current and ongoing three-dimensional modeling of geochemical data, additional geophysical interpretations and refinements and detailed compilation on Gemcom and Gocad will help set drilling priorities. However, the targets are well defined at present. Drill testing is to involve angled drill hole fences with overlap at bedrock depths. Drill orientation of these current targets is to be east-west to optimize crossing of key structural trends. Each target should have 2 to 4 drill fences to test the target concepts.

The Company is committed to the success of the Sleeper Gold Project. We see the potential of the Sleeper Gold District for new economic discoveries as described in Dr. Sillitoe's paper. A realistic exploration budget to address the targets in Dr. Sillitoe's paper with the objective of break-through discovery is estimated at US $15 million. The minimum next phase budget is estimated at US $5 million. (See Outlook – Exploration Expenditures below).

Mill Creek/Goat Window Gold Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek Gold Property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects are known to occur. The area is also known as the "Cortez Area" within the Battle Mountain-Cortez-Eureka Trend. A US$1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by X-Cal on the Mill Creek Gold Property.

Richard Redfern, M.Sc., a qualified person as defined by NI-43-101, has provided the Company with a NI-43-101 Technical Report on the Mill Creek Gold Property dated February 18, 2005, which has been filed with regulators. Investors are encouraged to read the complete report for a

comprehensive view of this early stage gold project which is available on the SEDAR website www.sedar.com and the Company's website www.x-cal.com.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property which has resulted in approval of a Plan of Operations Permit. The permit will facilitate the testing of the targets described in the technical report. X-Cal will consider joint venture partners for funding of continued work on this property.

Reese River/Horse Mountain Window Property

The Company entered into a formal agreement with Placer Dome US (a subsidiary of Barrick Gold) to jointly explore three claim blocks totaling 3,000 acres in the Reese River Pediment, Lander County, Nevada. Title of the claims was transferred from Placer Dome to the Company. The Company agreed to carry out and fully fund a minimum US $200,000 drilling program, developed by both parties, within Year One but prior to December 16, 2006. This deadline was extended, by Placer Dome, to March 16, 2007. Under the terms of the agreement, Placer Dome was granted a one time right to expend triple the Company's expenditures in Years Two and Three to earn back a 51% interest in the properties. X-Cal's expenditures for the above work exceed the minimum required, and within the time allotted, under the agreement. Placer Dome did not make the election to go forward under the agreement and therefore, has forfeited the right to acquire a 51% interest in the property. Placer Dome's interest has now reverted to a 2% net returns royalty.

A NI-43-101 Technical Report Titled "A Technical Report on the Reese River/Horse Mountain Project, November 14, 2006" was completed and filed.

During 2006 a gravity survey was completed and a total of 64 new gravity stations were surveyed. The gravity survey indicates a complex structural setting composed of three major structural zones. Geologic mapping supports the zones with correlating mapped faults and major lithologic boundaries. An up-thrown block is interpreted at the zones' intersection with the associated gravity high being potentially the result of lower plate

carbonates. The structures and the lower plate are both exploration targets.

A core hole was completed to a depth of 1915 feet in December 2006. Results from this drilling are currently being reviewed and compiled to aid in continued evaluation of the property.

Drill permits and bonding are in place.

Spring Valley Area (WR Claims)

X-Cal has staked thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. An agreement on compensation for Dr. Snyder will result in a 1% Net Smelter Return being lodged in the name of Dr. Ken Snyder over this area

SUMMARY

The Sleeper Gold Project is an advanced exploration project and will remain the primary focus of the Company.

The Mill Creek (Goat Window) and the Reese River (Horse Mountain Window) Gold Projects are both well located and documented projects situated over favorable lower plate windows in the Cortez Area of Nevada. X-Cal will seek joint venture partners for these properties.

The Spring Valley Project is a grass roots exploration project.

Results of Operations

X-Cal is in the business of exploring for, and where warranted, developing gold property interests. The Company has no producing properties and consequently no sales or revenues.

The following table summarizes selected financial data from the Company's financial information for the year ended March 31, 2007 and 2006.

	Year Ended March 31, 2007	Year Ended March 31, 2006
Total revenue excluding foreign exchange	$ 274,440	$ 119,139
Net loss for the period	$ 2,137,319	$ 1,531,072
Loss per share	$ 0.02	$ 0.02
Cash and term deposits	$ 1,867,650	$ 1,289,270
Total assets	$ 34,848,859	$ 21,854,297
Total liabilities	$ 1,329,788	$ 659,656
Total shareholders' equity	$ 33,519,017	$ 21,194,641
Cash dividends per share	$ Nil	$ Nil

The consolidated financial statements for 2007 reflect the Company's 100% ownership interest in the New Sleeper Gold LLC ("NSG LLC") joint venture. In 2006, only the Company's 50% share of the net assets and expenses of NSG LLC were included. During the year ended March 31, 2007, the Company recorded a net loss of $2,137,319 or $0.02 per common share (2006 - $1,531,072 or $0.02 per common share).

Interest income earned in the year ended March 31, 2007 from cash and short-term monetary investments was $238,723 (2006 – $107,139).

The following table outlines general and administrative expenditures attributable directly to the Company and not capitalized in any property for the year ended March 31, 2007 and 2006.

	Years Ended March 31 2007		Years Ended March 31 2006	
Accounting and audit	$	104,940	$	79,608
Amortization		24,082		29,565
Insurance		303,040		230,285
Investor relations		98,064		37,272
Legal		50,743		44,528
Office and other		52,341		47,070
Regulatory fees		74,432		41,663
Rent		36,187		49,699
Salaries, consultants & directors fees		258,870		344,041
Shareholder communications		92,779		78,133
Stock-based compensation		1,072,218		385,335
Telecommunications		31,688		21,742
Travel		127,156		80,027
		2,325,485		1,468,968

General and administrative expenses for the year ended March 31, 2007 were $2,325,485 (2006 - $1,468,968). The Company recorded an overall increase in costs due to stock based compensation $1,072,218 (2006 - $385,335). Increases in travel and investor relations in 2007 are due to the Company's financing efforts. The increase in accounting and legal expenses is due to the closing costs of the Company's acquisition of NSG LLC and the handling of various related agreements and accounting consultations.

For the year ended March 31, 2007 X-Cal recorded a loss per share of $0.02 (2006 - $0.02) based on a weighted average number of shares outstanding of 116,632,601 (2006 - 76,135,255). Actual shares outstanding as at March 31, 2007 were 123,685,255 (2006 - 76,135,255) representing a loss per share of $0.016 (2006 - $0.020).

For the year ended March 31, 2007, X-Cal recorded an unrealized foreign exchange gain of $12,288 (2006 – loss $119,192).

Other differences between the amounts incurred in 2007 and 2006 reflect normal variances in business activities from year to year.

Summary of Quarterly Results

The following is a summary of unaudited quarterly financial information for the Company's fiscal years (fiscal year ended March 31) as indicated.

2007	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest income	$10,792	$32,016	$47,466	148,449	238,723
Net loss	$1,111,831	$261,889	$239,827	523,772	2,137,319
Loss per share	$0.013	$0.002	$0.002	$0.003	$0.02

2006	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest income	$33,326	$23,632	$35,143	$15,038	$107,139
Net loss	$234,993	$379,324	$278,389	$638,366	1,531,072
Loss per share	$0.003	$0.005	$0.004	$0.008	$0.02

2005	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest income	$45,099	$47,523	$82,837	$3,267	$178,726
Net loss	$48,972	$558,961	$641,670	$538,939	$1,788,542
Loss per share**	$0.001	$0.007	$0.008	$0.007	$0.02

While the information set out in the foregoing table is mandated by National Instrument 51-102, it is management's view that the variations in financial results that occur from quarter to quarter are not particularly helpful in analyzing the Company's performance. It is in the nature of the business of junior exploration companies that unless they sell a mineral interest for a sum greater than the costs incurred in acquiring such interest, they have no significant net sales or total revenue. Because the majority of our expenditures consist of exploration costs that are capitalized, our quarterly losses usually result from costs that are of a general and administrative nature.

Significant variances in the Company's reported loss from quarter to quarter most commonly arise from three factors that are difficult to anticipate in advance or to predict from past results: (i) decisions to write off deferred exploration costs when management concludes that there has been an

impairment in the carrying value of a mineral property, or the property is abandoned, (ii) the granting of incentive stock options, which results in the recording of amounts for stock-based compensation expense that can be quite large in relation to other general and administrative expenses incurred in any given quarter, and (iii) increased costs directly related to financing activities of the Company.

Liquidity and Capital Resources

As at March 31, 2007, the Company had cash and short-term investments of $1,857,650 (2006 -$1,289,270).

As at March 31, 2007, the Company had a working capital balance of $1,560,327 (2006 – $1,393,113). The increase in working capital reflects the financing activities in 2007 less the increase in expenditures in mineral exploration.

In 2007 the Company issued 37,500,000 common shares for gross proceeds of $10,640,000 (2006 - Nil) in private placements and issued an additional 10,050,000 shares at a deemed value of $3,213,500 for property acquisition purposes (2006 – Nil); no common shares were issued for the exercise of options (2006 – Nil) so the Company received no proceeds in 2007 (2006 – Nil); and the Company had no shares issued for the exercise of warrants and accordingly received no proceeds (2006 – Nil).

Exploration and property costs in 2007 were $3,843,095 (2006 – $2,157,412). Of that amount $3,445,077 (2006 – $1,872,360) was incurred on the Sleeper Gold property. Additionally, $44,664 (2006 – $247,825) was spent on the Mill Creek Property. The Company further incurred $338,873 (2006 – $37,227) on the Reese River Property. Additionally, the Company incurred $14,481 for staking fees for the new WR, Spring Valley Area Claims (2006 – Nil).

Commitments

Office Lease

The Company leases office space in Vancouver and Nevada. The lease agreement for office space in Vancouver expires in July 2009 and requires the Company to pay $25,632 annually as its share of base rent plus operating

costs. The lease agreement for office space in Nevada expires in November 2008 and requires the Company to pay $18,000 annually as its share of base rent.

Management Agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1st of each year, when such remuneration may be increased, but not decreased. The remuneration for the President was increased during the year to $160,000 per annum from $120,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

Related Party Transactions

The Company paid legal fees and expenses of $34,193 (2006 - $46,202) to a law firm of which a director of the Company is a partner. The Company paid an aggregate of $72,030 (2006 - $34,690) in consulting fees and expenses to two directors of the Company. The Company also paid $30,000 (2006 - $30,000) in directors' fees. A $150,000 (2006 - $0) bonus was paid to the president of the Company.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates and Significant Accounting Policies

For a detailed summary of the Company's significant accounting

policies, the reader is directed to Note 2 of the Notes to the Audited Consolidated Financial Statements, March 31, 2007 and 2006 available on SEDAR @ www.sedar.com.

Principals of Consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary and its 100% interest in New Sleeper Gold LLC.

Mineral Properties

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

When properties are acquired under agreements requiring future acqusition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obligated to make the payment or issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obligated to make the payment or to issue the shares.

Reclamation and Environmental Costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company

may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company recognizes the fair value of its reclamation and environmental obligations in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Stock-Based Compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees, and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

Financial Instruments

The Company has various financial instruments including cash, deposits, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

(a) Fair value

The carrying values of cash and term deposits, receivables, and accounts payables and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments. The reclamation bond approximates its fair value as it earns interest at

market rates.

(b) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

(c) Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

Outlook

Exploration Expenditures

The gold production industry has consolidated and continues to face the need for reserve replacement, as predicted in previous annual reports. The Company has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. New Sleeper Gold LLC (50% X-Cal/50% New Sleeper Gold Corporation) under the direction of New Sleeper Gold Corporation as operator of the Sleeper Joint Venture did not make the breakthrough discovery that shareholders had been anticipating for this project. However, the Sleeper Joint Venture team carried out exploration work at Sleeper and a large volume of new data was produced which is being used to target future work.

The Company successfully acquired the 50% interest that New Sleeper Gold Corporation held in the Sleeper Joint Venture. The Company is now solely responsible for continued exploration of the property and has assembled what it feels to be an experienced team of professionals to carry on current exploration programs as recommended in the NI-43-101 Technical Report (March 2006). The Company budgeted $1.3 million for implementation of its exploration program. The Company is continuing to seek to raise additional financing to fund the recommendations in the NI-43-101 Technical Report (March 2006) as next phase exploration program.

The Mill Creek Gold Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies.

As part of forward planning for the Mill Creek Property, X-Cal has received approval of a Plan of Operations permit, which will allow for comprehensive drill testing of the property. The Plan of Operations will facilitate significant continued exploration in the future.

The Reese River agreement between the Company and Placer Dome (a subsidiary of Barrick Gold) allows for work programs that are based on recommendations of a technical team composed of both Placer Dome and the Company's personnel. The December 16, 2006 deadline for the Company's commitment to fund a US $200,000 drilling program was extended, by Placer Dome, to March 16, 2007. X-Cal exceeded the required minimum in the agreement within the time frame and notified Placer Dome that the expenditures have been made. Placer Dome has not made the election to go forward under the agreement and therefore, has forfeited the right to acquire a 51% interest in the property. Placer Dome's interest has now reverted to a 2% net returns royalty.

Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position, either by exposing it to prospective new areas, or by seeking alliances or partnerships in order to investigate its properties more cost effectively. This could include the addition of new properties via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

Risks and Uncertainties

Risks related to the Mining Exploration Industry Generally

The Company is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves

significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Risk associated with mineral tenure rights

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Uninsured Risks

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or for various other reasons. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, there could result increasing costs and a decline in the value of the Company's securities.

Competition

The Company competes with other mining companies that have substantially greater financial and technical resources for the acquisition of mineral concessions, as well as for the recruitment and retention of qualified employees, contractors and other advisors with technical skills and experience in the mining industry. There can be no assurance that the Company will continue to attract and retain skilled employees, contractors and technical advisors.

Management

The Company currently has a small executive management group, which

is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a large number of consultants and others for operating expertise. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive management, the loss of a member of this group could have a material adverse effect on the Company.

Requirement for Further Financing

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of calendar year 2007. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. The Company's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

Outstanding share data as at March 31, 2007

The Company has unlimited share capital of common shares of no par value. Of this, the Company had 123,685,255 shares outstanding as of March 31, 2007 and 125,113,826 as at the date hereof or 132,645,255 shares on a fully diluted basis as of March 31, 2007 and 133,863,826 as at the date hereof.

Date	Type	No. of shares	Deemed or Issue Price per share	Gross Proceeds to Company
March 31, 2006	Opening balance	76,135,255		
May 16, 2006	Property Acquisition	10,000,000	$0.32	$3,200,000[(1)]
May 16, 2006	Private Placement	23,517,001	$0.28	$6,584,760
May 18, 2006	Private Placement	10,482,999	$0.28	$2,935,240
Sept 06, 2006	Private Placement	3,500,000	$0.32	$1,120,000
Dec 21, 2006	Property Acquisition	50,000	$0.27	$13,500[(1)]

March 31, 2007	Total	123,685,255		

(1) deemed value, no cash received by the Company.

The Company had 2,250,000 stock options expire during the year and granted an additional 5,195,000. There are 8,960,000 stock options currently outstanding under the Company's incentive stock option plan(s) with exercise prices ranging from $0.33 - $0.50 with expiry dates ranging to March 23, 2012.

The Company has no existing warrants outstanding.

Subsequent to the year end, 210,000 stock options were cancelled. If the Company were to issue all 8,750,000 issuable upon exercise of all incentive stock options outstanding, it would raise approximately $3,150,000.

Internal Controls over Financial Reporting

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of X-Cal Resources Ltd. are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. They have designed controls for this process and have conducted an evaluation which has identified certain weaknesses in the controls. Due to the limited number of staff at the Company, there is a potential weakness in the system of internal controls due to the Company's inability to achieve total appropriate segregation of duties. In order to reduce this risk, additional contracted professionals are used on a regular basis by the Company. These additional contractors possess technical knowledge in the areas of accounting, legal, and Canadian/US taxation. These additional resources of the Company also increase the likelihood that complex and non-routine accounting transactions will be identified and recorded in accordance with Canadian GAAP. While Management and Board out-source technical expertise where necessary to mitigate the risk of material misstatement, the Company does not have total assurance that this risk can be reduced to a remote likelihood of a material misstatement. The Company continuously reviews and evaluates its processes to further strengthen its system of internal controls. The Company believes that an adequate control environment exists at this time.

There were no significant changes in the Company's internal controls or, to the knowledge of management, in other factors that could significantly affect the disclosure controls and procedures subsequent to the date that this evaluation was carried out.

Multilateral Instrument 52-109 Disclosure

Disclosure controls and procedures have been designed to ensure the accuracy and timely filing of periodic financial reports as well as the disclosure of material information in accordance with securities regulations. Responsibilities for preparing, reviewing in advance, and releasing periodic reports, press releases and proxy statements have been assigned to members of the audit committee, Board of Directors, the comptroller, staff and other qualified persons. The Company has set out general disclosure guidelines dealing with the determination of material information and circumstances when assistance from outside legal counsel is required.

Items Subsequent to Year-End

The Company and Omineca Gold Ltd. reached an agreement for Omineca to deliver a new core drill and related equipment to the Sleeper Gold Property, located in Nevada and also make a private placement into the Company in return for common shares at $0.35 per share.

The estimated value of the drill and related equipment is $350,000. Omineca's private placement into the Company was $150,000. The total transaction was valued at $500,000 in return for 1,428,571 common shares of the Company. A principal of Omineca is also a Company insider.

The Company has entered into a letter purchase agreement with Ken Snyder for the sale of a 1% Net Smelter Production Royalty on the Sleeper Gold Property to Dr. Snyder's Gold Syndicate for US $1,500,000. The transaction is subject to regulatory approval.

The Company entered into an employment contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of that contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the

Company, the officer shall receive two times the annual amount of salary in the year of termination.

Additional Information

Additional information regarding X-Cal is available on SEDAR at www.sedar.com.

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project. Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.


X-CAL RESOURCES Ltd.
X-CAL USA Inc.
Sleeper Gold Project
NO UNAUTHORIZED ENTRY

The acquisition of 100% of the Sleeper Gold Project by X-Cal was a milestone event.
Safety and Proper Sampling Procedures are Priorities.

X-Cal Resources Ltd.

Audited Consolidated Financial Statements

For the year ended March 31, 2007

SmytheRatcliffe
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

TO THE SHAREHOLDERS OF X-CAL RESOURCES LTD.

We have audited the consolidated balance sheets of X-Cal Resources Ltd. as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, British Columbia
June 14, 2007

7th Floor, Marine Building
355 Burrard Street, Vancouver, BC
Canada V6C 2G8

Fax: 604.688.4675
Telephone: 604.687.1231
Web: SmytheRatcliffe.com

X-Cal Resources Ltd.
Consolidated Balance Sheets (Note 1)
March 31

		2007		2006
Assets				
Current				
Cash and term deposits	$	1,867,650	$	1,289,270
Receivables and prepayments		139,605		294,550
		2,007,255		1,583,820
Prepaid insurance (Notes 3 and 4)		1,948,918		-
Reclamation bond – commutation account (Notes 3 and 4)		3,684,527		-
Environmental bonds		39,869		40,212
Mineral property interests (Note 5)		27,085,433		20,158,750
Property and equipment (Note 6)		82,857		71,515
	$	34,848,859	$	21,854,297
Liabilities				
Current				
Accounts payables and accrued liabilities	$	446,928	$	190,707
Reclamation and environmental obligations (Note 7)		882,860		468,949
		1,329,788		659,656
Shareholders' Equity				
Capital stock (Note 8)		47,234,247		33,809,188
Subscriptions received in advance		-		168,000
Contributed surplus (Note 8)		3,169,750		1,965,060
Deficit		(16,884,926)		(14,747,607)
		33,519,071		21,194,641
	$	34,848,859	$	21,854,297

Commitments (Note 12)
Subsequent Events (Note 13)

(See accompanying notes to the consolidated financial statements)

On behalf of board:

"Shawn Kennedy" — Shawn Kennedy, Director

"John Arnold" — John Arnold, Director

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit
For the years ended March 31

	2007	2006
General and administrative expenses		
Accounting and audit	$ 104,940	$ 79,608
Amortization	24,082	29,565
Insurance	303,040	230,285
Investor relations	98,064	37,272
Legal	50,743	44,528
Office and other	51,286	47,070
Regulatory fees	74,432	41,663
Rent	36,187	49,699
Salaries, consultants' and directors' fees	258,870	344,041
Shareholder communications	92,779	78,133
Stock-based compensation (Note 8)	1,072,218	385,335
Telecommunications	31,688	21,742
Travel	127,156	80,027
	2,325,485	1,468,968
Loss before income (expenses)	(2,325,485)	(1,468,968)
Other income (expenses)		
Accretion expense	(98,562)	(62,051)
Foreign exchange gain (loss)	12,288	(119,192)
Gain on sale of property and equipment	23,717	-
Interest and other income	238,723	107,139
Sale of mineral property interest	12,000	12,000
	188,166	(62,104)
Net loss	(2,137,319)	(1,531,072)
Deficit, beginning of year	(14,747,607)	(13,216,535)
Deficit, end of year	$ (16,884,926)	$ (14,747,607)
Loss per share	$ 0.02	$ 0.02
Weighted average number of common shares outstanding	116,632,601	76,135,255

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
For the years ended March 31

		2007		2006
Cash derived from (applied to)				
Operating				
Net loss	$	(2,137,319)	$	(1,531,072)
Stock-based compensation		1,072,218		385,335
Amortization		24,082		29,565
Insurance amortization		249,621		-
Accretion expense		98,562		62,051
Gain on sale of property and equipment		(23,717)		-
Accrued interest - commutation account		(142,405)		-
Changes in non-cash working capital items:				
Receivables and prepayments, accounts payables and accrued liabilities		411,165		36,760
		(447,793)		(1,017,361)
Financing				
Shares issued for cash, net of issuance costs		10,043,559		-
Subscriptions received in advance		-		168,000
		10,043,559		168,000
Investing				
Mineral property acquisition		(5,171,420)		-
Mineral property expenditures		(3,945,977)		(2,162,709)
Purchase of property and equipment		(64,707)		(9,064)
Proceeds from sale of property and equipment		53,000		-
Commutation account		111,718		-
		(9,017,386)		(2,171,773)
Net increase (decrease) in cash		578,380		(3,021,134)
Cash and term deposits				
Beginning of year		1,289,270		4,310,404
End of year	$	1,867,650	$	1,289,270
Non-cash investing and financing activities				
Stock-based compensation capitalized in mineral property interests	$	132,472	$	104,700
Property acquisition	$	3,213,500	$	-
Reclamation and environmental obligation capitalized in mineral property interest	$	807	$	468,949
Accounts payable related to mineral property interests	$	186,552	$	62,525
Accounts receivable related to mineral property interests	$	28,452	$	50,889

(See accompanying notes to consolidated financial statements)

1. Description of Business and Nature of Operations

X-Cal Resources Ltd. (the "Company") is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, develop metallurgical processes, and construct mining and processing facilities at a particular site. There is no assurance that the Company will be successful in its search.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures, and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the Company to locate economically recoverable reserves, obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) using the following significant accounting policies and are expressed in Canadian dollars.

a) Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary, and its 100% interest in New Sleeper Gold LLC.

b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include rates for amortization, accretion expense on reclamation and environmental obligations, impairment of mineral property interests, estimated balances of accounts payable and accrued liabilities, valuation allowance for future tax assets, and estimates used in the calculation of stock-based compensation expense. While management believes the estimates are reasonable, actual results could differ from those estimates.

c) Revenue recognition

Interest income is accrued as earned on the term deposits at the stated rate over the term to maturity. The Company recognizes income on the sale of assets in accordance with sales agreements.

2. Summary of Significant Accounting Policies (cont'd)

d) Translation of foreign currencies

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets are translated at rates prevailing when acquired; and revenue and expenses are translated at average rates of exchange for the year. Translation gains and losses are included in the results of operations for the year.

e) Cash and term deposits

The Company considers cash to include cash and short-term investments readily convertible into cash.

f) Mineral property interests

Mineral property interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties that are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired by the Company under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obliged to make the payment or to issue the shares.

When properties are sold by the Company under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obliged to make the payment or to issue the shares.

These properties are assessed for impairment by comparing the carrying value against the fair value. Fair value is based primarily on values of recent transactions involving sales of similar properties.

g) Reclamation and environmental costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company recognizes the fair value of its reclamation and environmental obligations in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

h) Property and equipment

Property and equipment are recorded at cost less accumulated amortization. All property and equipment is amortized on the straight-line method over five years.

2. Summary of Significant Accounting Policies (cont'd)

i) Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

j) Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees, and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

k) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assumed. The amount of future income tax asset is limited to the amount of the benefit that is more likely than not to be realized.

l) Loss per share

Loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the average market price during the period. No exercise or conversion is assumed during the years in which a net loss is incurred as the effect is anti-dilutive.

m) Financial instruments

(i) Fair value

The carrying values of cash and term deposits, receivables, and accounts payables and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments. The reclamation bond approximates its fair value as it earns interest at market rates.

(ii) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

2. Summary of Significant Accounting Policies (cont'd)

m) Financial instruments (cont'd)

(iii) Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

3. Comparative Figures

Certain comparative figures have not been reclassified to conform to the financial statement presentation adopted for 2007 due to the acquisition of the remaining 50% interest in the New Sleeper Gold LLC joint venture during the year. The 2006 comparative figures include prepaid insurance of $1,097,900 and a reclamation bond of $1,651,981, which were capitalized to mineral property interests as the Company had a 50% interest in the project during that period. In 2007, prepaid insurance of $1,948,918 and the reclamation bond of $3,684,527 have been shown as separate items on the balance sheet as the Company now has a 100% interest in the project.

4. Prepaid Insurance and Reclamation Bond – Commutation Account

In 2004, New Sleeper Gold LLC entered into an insurance-backed financial assurance program including a mine reclamation policy and a pollution legal liability policy for the Sleeper Gold Project. As part of the policy, New Sleeper Gold LLC paid an insurance premium and put funds in a commutation account used to reimburse reclamation costs and indemnity claims paid by New Sleeper Gold LLC.

The insurance policy covers reclamation costs in the event New Sleeper Gold LLC defaults on payment of its reclamation costs up to an aggregate of US $25 million. The insurance premium is being amortized over ten years and the prepaid insurance balance at March 31, 2007 is $1,948,918 (2006 - $1,031,900). The commutation account earns interest at an annual effective rate equal to the one-year constant maturity treasury rate prevailing on the first day of each anniversary year. The balance in the commutation account at March 31, 2007 was $3,334,648 (2006 - $1,651,981). Included in reclamation bond – commutation account is a reclamation bond held with the government in the amount of $349,879.

5. Mineral Property Interests

Nevada, USA:		2007		2006
Sleeper Gold Project	$	24,246,537	$	17,717,872
Mill Claims		2,448,315		2,403,651
Reese River		376,100		37,227
Spring Valley		14,481		-
	$	27,085,433	$	20,158,750

Sleeper Gold Project

From December 1993 to December 2003, the Company acquired rights to explore and develop the Sleeper Gold Project properties. Also, the Company had an option to purchase the 50% interest of a joint venturer.

5. Mineral Property Interests (cont'd)

Sleeper Gold Project (cont'd)

In January 2004, the Company purchased the interest of the former joint venturer, Kinross Gold Corporation, and formed a new joint venture (New Sleeper Gold LLC) with New Sleeper Gold Corporation to finance exploration of the property. Certain terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US $20,000,000 in cash to the joint venture.
- The Company contributed its interest in the Sleeper Gold Project to the joint venture.
- The US $20,000,000 cash contribution by New Sleeper Gold Corporation was applied to:

  i) US $4,000,000 to exercise the option to purchase the Kinross Gold interest in the properties;

  ii) US $8,000,000 to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve of which US $5,300,000 was expended by March 31, 2004; the remaining US $2,700,000 was released subsequently and made available for exploration and general operating purposes; and

  iii) the balance of US $8,000,000 for exploration and general operating purposes.

The Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture on May 16, 2006 by a cash payment of $5,000,000 and the issue of 10,000,000 shares of its common stock at a market value of $0.32 per share, representing an aggregate of $8,200,000 paid to New Sleeper Gold Corporation. The Company now owns 100% of New Sleeper Gold LLC.

In December 2006, the Company acquired title to previously leased mineral claims (part of the Sleeper Gold Project) for US $750,000 (US $150,000 on closing) plus 250,000 shares (50,000 on closing). Payment can be made as four equal payments over four years or accelerated at the Company's discretion. The mineral claims are lodged as security against future payments.

Mill Claims

The Mill Creek Gold Property is owned 100% by the Company. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. A US $1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by the Company on the Mill Creek Gold Property.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property, which has resulted in approval of a Plan of Operations Permit.

Reese River

The Company has entered into a formal agreement with Placer Dome to jointly explore three claim blocks, in the Reese River Pediment, totaling 3,000 acres located in Lander County, Nevada. Title of the claims has been transferred from Placer Dome to the Company. The Company has carried out a US $200,000 drilling program developed by both parties. The Company's expenditures for the above work exceed the minimum required, and within the time allotted under the agreement. At the time of this report, Placer Dome did not make the election to go forward under the agreement, and therefore, has forfeited its right to acquire a 51% interest in the property. Placer Dome's interest has now reverted to a 2% net returns royalty.

5. Mineral Property Interests (cont'd)

Spring Valley

The Company has staked 38 claims totaling 760 acres located in the Spring Valley area, Pershing County, Nevada.

6. Property and Equipment

March 31, 2007		Cost		Accumulated Amortization		Net Book Value
Vehicles	$	109,697	$	54,156	$	55,541
Office equipment		108,127		81,540		26,587
Leasehold improvements		18,650		17,921		729
	$	236,474	$	153,617	$	82,857

March 31, 2006		Cost		Accumulated Amortization		Net Book Value
Vehicles	$	147,416	$	101,493	$	45,923
Office equipment		96,841		72,826		24,015
Leasehold improvements		18,651		17,074		1,577
	$	262,908	$	191,393	$	71,515

7. Reclamation and Environmental Obligations

Subject to the laws and regulations relating to environmental matters, the Company may be held liable for future site restoration costs. On May 16, 2006, the Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture, a result of which is that it acquired 100% of the liability for the reclamation and environmental obligation.

As at March 31, 2007 and 2006, the following information was assumed in measuring the reclamation and environmental obligation:

		2007		2006
Undiscounted amount required	$	4,676,739	$	2,807,089
Expected timing of payments		2008 – 2053		2007 – 2053
Average credit-adjusted risk-free rate		11.00%		11.15%
Inflation factor		2.0%		2.0%

The commutation account (Note 4), amounting to $3,684,527 as at March 31, 2007, is used to reimburse reclamation costs and indemnity claims paid by the Company.

7. Reclamation and Environmental Obligations (cont'd)

The following table presents the reconciliation of the liability for the asset retirement obligation.

		2007		2006
Balance, beginning of year	$	468,949	$	557,990
Acquisition of remaining 50% interest in New Sleeper Gold LLC		468,949		-
Change in estimated future cash flows		(63,979)		-
Accretion expense		98,562		62,051
Changes in credit-adjusted risk-free rate		22,097		(43,522)
Payments made		(111,718)		(107,570)
	$	882,860	$	468,949

8. Capital Stock and Contributed Surplus

(a) Authorized:
Unlimited common shares without par value.

(b) Issued:

	Shares		Amount		Contributed Surplus
Balance, March 31, 2005	76,135,255	$	33,809,188	$	1,475,025
Stock-based compensation – options granted	-		-		490,035
Balance, March 31, 2006	76,135,255		33,809,188		1,965,060
Stock-based compensation – options granted	-		-		1,204,690
Issued for cash	37,500,000		10,640,000		-
Property acquisition	10,000,000		3,200,000		-
Property acquisition	50,000		13,500		-
Share issuance costs	-		(428,441)		-
Balance, March 31, 2007	123,685,255	$	47,234,247	$	3,169,750

(c) Stock options

The Company has a 10% rolling stock option plan under which directors, officers and other key employees and consultants to the Company and its subsidiary may be granted options to purchase shares. The number of common shares subject to options granted under the plan is 5% of the issued capital at the date of the grant with respect to any one optionee, not to exceed 10% of the issued and outstanding common shares of the Company in aggregate. Options issued under the plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

8. Capital Stock and Contributed Surplus (cont'd)

Summary of stock option activity:

	2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	6,015,000	$ 0.45	5,155,000	$ 0.64
Granted	5,195,000	$ 0.35	2,700,000	$ 0.33
Expired	(2,250,000)	$ 0.58	(1,840,000)	$ 0.80
Outstanding, end of year	8,960,000	$ 0.36	6,015,000	$ 0.45

As at March 31, 2007, the Company had stock options outstanding and exercisable, enabling the holders to acquire shares as follows:

Number of Shares	Exercise Price	Expiry Date
225,000	$ 0.50	December 13, 2007
200,000	$ 0.45	April 1, 2008
175,000	$ 0.35	December 1, 2008
1,500,000	$ 0.33	February 16, 2009
900,000	$ 0.35	May 31, 2009
20,000	$ 0.35	July 28, 2009
640,000	$ 0.50	December 13, 2009
150,000	$ 0.35	March 23, 2010
1,200,000	$ 0.33	February 16, 2011
1,700,000	$ 0.35	May 31, 2011
2,250,000	$ 0.35	March 23, 2012
8,960,000		

(d) Warrants

Summary of share warrant activity:

	2007		2006	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of year	Nil	-	3,250,000	$ 0.72
Expired	-	-	(3,250,000)	$ 0.72
Outstanding, end of year	Nil		Nil	

8. Capital Stock and Contributed Surplus (cont'd)

(e) Stock-based compensation

The Company uses the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following assumptions for the years ended March 31, 2007 and 2006:

	2007	2006
Risk-free rate of return	3.83% - 4.22%	3.97%
Expected dividend yield	-	-
Expected stock price volatility	71% - 94%	79.83%
Expected option life in years	2 - 5	3.89

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

During the year ended March 31, 2007, the compensation cost of stock options granted was $1,204,690, of which $1,072,218 was expensed and $132,472 was capitalized to mineral properties. Stock-based compensation was attributable to directors - $917,903, employees and consultants - $286,787.

During the year ended March 31, 2006, the compensation cost of stock options granted was $490,035, of which $385,335 was expensed and $104,700 was capitalized to mineral properties. Stock-based compensation was attributable to directors - $254,280, employees and consultants - $235,755.

9. Related Party Transactions

The Company paid legal fees and expenses of $34,193 (2006 - $46,202) to a law firm in which a director of the Company is a partner. The Company paid an aggregate of $59,000 (2006 - $34,690) in consulting fees and expenses to a director and officer of the Company. The Company also paid $30,000 (2006 - $30,000) in directors' fees. A $150,000 (2006 - $0) bonus was paid to the President of the Company.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Income Taxes

The components of the Company's future income tax assets are as follows:

	2007	2006
Mineral properties	$ 124,000	$ (417,000)
Share issue costs	117,000	12,000
Excess of accounting basis over tax basis of SR&ED expenditure and property and equipment	87,000	79,000
Non-capital losses carried forward	1,813,000	1,580,000
US net operating losses carried forward	219,000	459,000
Total future income tax assets	2,360,000	1,713,000
Valuation allowance	(2,360,000)	(1,713,000)
Net book value	$ -	$ -

10. Income Taxes (cont'd)

The Company has non-capital losses of $5,303,000 available to reduce future taxable income, which under Canadian income tax laws expire as follows:

2008	$ 408,000
2009	433,000
2010	947,000
2014	996,000
2015	815,000
2026	659,000
2027	1,045,000
	$5,303,000

The Company also has reported net operating losses in the US of $2,707,000 that are available to reduce taxable income in future years. These losses will expire from 2011 to 2026.

The reconciliation of income tax provision computed at the statutory rates of 34.12% (2006 – 34.12%) to the reported income tax provision is as follows:

		2007		2006
Income tax recovery based on the statutory rate	$	729,000	$	522,000
Stock-based compensation		(366,000)		(131,000)
Share issue costs		40,000		12,000
Differences between amortization and capital cost allowance		(8,000)		(10,000)
Non-deductible expense		(800)		(100)
Unrecognized tax losses		(394,200)		(392,900)
Income tax for the year	$	-	$	-

11. Segmented Information

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the United States. All current exploration activities are conducted in Nevada, US. The net loss and assets identifiable with those geographic areas are as follows:

		2007		2006
Net loss				
Canada	$	(1,878,122)	$	(1,032,424)
USA		(259,197)		(498,648)
	$	(2,137,319)	$	(1,531,072)
Assets				
Canada	$	1,750,910	$	1,337,263
USA		33,097,949		20,517,034
	$	34,848,859	$	21,854,297

12. Commitments

(a) Office leases

The Company leases office space in Vancouver and Nevada. The lease agreement for office space in Vancouver expires in July 2009 and requires the Company to pay $25,632 annually as its share of base rent plus operating costs. The lease agreement for office space in Nevada expires in November 2008 and requires the Company to pay $18,000 annually as its share of base rent.

(b) Management agreements

The Company has a five-year employment agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1 of each year, when such remuneration may be increased but not decreased. The remuneration for the President was increased during the year to $160,000 per annum from $120,000 per annum. The contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

13. Subsequent Events

(a) The Company and Omineca Gold Ltd. reached an agreement for Omineca to deliver a new core drill and related equipment to the Sleeper Gold Property, located in Nevada and also make a private placement into the Company in return for common shares at $0.35 per share.

The estimated value of the drill and related equipment is $350,000. Omineca's private placement into the Company was $150,000. The total transaction was valued at $500,000 in return for 1,428,571 common shares of the Company. A principal of Omineca is also a Company insider.

(b) The Company has entered into a letter purchase agreement with Ken Snyder for the sale of a 1% net smelter production royalty on the Sleeper Gold Property to Dr. Snyder's Gold Syndicate for US $1,500,000. The transaction is subject to regulatory approval.

(c) The Company entered into an employment contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of that contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Acquisition and Exploration Costs
Years Ended March 31, 2007 and 2006

	2007					2006			
	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Spring Valley	Total	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Total
Mineral acquisitions and exploration expenditures, beginning of year	$ 17,717,872	$ 2,403,651	$ 37,227	$ -	$ 20,158,750	$ 22,647,442	$ 2,217,401	$ -	$ 24,864,843
Acquisition and holding costs incurred									
Property acquisitions	8,384,920	-	-	-	8,384,920	50,000	-	-	50,000
Exploration expenditures									
Consulting	449,418	23,144	7,813	125	480,500	124,919	11,966	847	137,732
Geology, including consultant	1,648	-	6,421	-	8,069	691,842	-	-	691,842
Drilling and assaying	1,326,912	-	217,553	-	1,544,465	351,234	7,131	-	358,365
Field	243,018	14,226	60,780	135	318,159	389,243	63,051	124	452,418
Insurance	91,852	-	-	-	91,852	8,750	5,250	-	14,000
Geophysics and geochemistry	-	-	-	-	-	115,157	43,415	-	158,572
Licenses, fees and claim fees	203,435	5,756	44,184	14,172	267,547	-	5,940	23,532	29,472
Reclamation	807	-	-	-	807	(43,522)	-	-	(43,522)
Stock-based compensation	132,474	-	-	-	132,474	68,055	26,175	10,470	104,700
Office, wages, professional fees and travel	995,513	1,538	2,122	49	999,222	166,682	84,897	2,254	253,833
	3,445,077	44,664	338,873	14,481	3,843,095	1,872,360	247,825	37,227	2,157,412
Option payments received									
Mineral property interests written off - acquisition	-	-	-	-	-	-	(61,575)	-	(61,575)
Mineral exploration expenditures and interests before other costs (recoveries)	29,547,869	2,448,315	376,100	14,481	32,386,765	24,569,802	2,403,651	37,227	27,010,680
Prepaid reclamation obligation insurance	(1,948,918)	-	-	-	(1,948,918)	1,097,900	-	-	1,097,900
Funds held by insurer for reclamation obligation	(3,684,527)	-	-	-	(3,684,527)	1,651,981	-	-	1,651,981
Deferred environmental cost	(41,881)	-	-	-	(41,881)	657,389	-	-	657,389
Acquisition/Joint Venture adjustment	373,994	-	-	-	373,994	(10,259,200)	-	-	(10,259,200)
Mineral interests, end of year	$ 24,246,537	$ 2,448,315	$ 376,100	$ 14,481	$ 27,085,433	$ 17,717,872	$ 2,403,651	$ 37,227	$ 20,158,750

X-Cal has three properties located on the Battle Mountain Trend and one in the Spring Valley Area of Nevada.


HUMBOLDT COUNTY
ELKO COUNTY
Sleeper
NEWMONT
Twin Creeks
BARRICK
Getchell
NEWMONT MINING
Midas
BARRICK
Betze
Winnemucca
Carlin
LANDER COUNTY
EUREKA COUNTY
Mill
Reese
Pipeline
BARRICK
Cortez
Cortez Hills
0
15
30
Kilometers
North Central Nevada
Gold Counties
Property Location Map

Sleeper is the Priority Property

List of Figures

Shareholders are asked to approve a name change from:

X-Cal Resources Ltd.

to

X-CAL GOLD LTD.



Robert Thomason US Projects Manager displays Drill Core from the NW Target at Sleeper.

2007 Drill Core from the North West (NW) Target at Sleeper



The newly discovered silicified-sulphide-breccia at NW is anomalous in gold and resembles high grade material from West Wood. More drilling is recommended for the NW Target and for the area between NW and West Wood.



X-Cal's Secure Core Storage Facility at Sleeper.



Approximately 49 million tons of above ground material exists in the heap leach pads at Sleeper. This gold bearing material is in part covering some exploration targets.

The 2007 work program includes bulk sampling of some of the above ground material and will ask if this material could be blended with Facilities Area mineralization in a future heap leach operation.



The Sleeper Minesite includes Shop Facilities & Maintenance Equipment.


CAT

X-Cal's D 8 CAT at Sleeper.



Historic Photo shows where mining stopped in 1996 with the pit confined by infrastructure. The photo also shows a portion of the heap leach pads, waste dumps and tailings pond.

2007 Facilities Area Drilling returned high grade intercepts where the Mill building had been located.

Experienced Geologic Personnel contribute to our projects.



Winthrop Rowe MSc Richard Sillitoe PhD Shawn Kennedy Pres. Larry Martin Geo Keith Blair MSc
Larry Kornze P.Eng Vic Chevillon MSc James Wright MSc Ken Snyder PhD



Drilling at Sleeper is ongoing.

Corporate Information

OFFICERS AND DIRECTORS

Shawn M. Kennedy, Vancouver, British Columbia
President, CEO and Director

John M. Arnold, Guelph, Ontario
Chief Financial Officer and Director

William E. Bateman, Toronto, Ontario
Corporate Secretary and Director

Derek Bartlett, Mississauga, Ontario
Director

Larry Kornze, Middleton, Idaho
Director

Robert D. Preston, Toronto, Ontario
Director

AUDITORS

Smythe Ratcliffe
Vancouver, BC

LEGAL COUNSEL

DuMoulin Black LLP
Vancouver, British Columbia

Kavanagh Bateman LLP
Toronto, Ontario

ANNUAL MEETING

The Annual General Meeting will be held on Monday, September 24, 2007 at 3:30 PM, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
Toronto, Ontario

SHARES LISTED

The Toronto Stock Exchange
Trading Symbol: **XCL**

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

U.S. 12G3 Exemption #82-1655
Standard & Poor's Directory

REGISTERED OFFICE

10th Floor, 595 Howe Street,
Vancouver, British Columbia V6C 2T5

MAILING ADDRESS

X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740

COURIER ADDRESS

X-Cal Resources Ltd.
750 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8

WEBSITE

www.x-cal.com



A piece of the Historic Sleeper Vein as seen on the front cover

X-Cal Resources Ltd.
PO Box 48479, Bentall Centre, Vancouver BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740
www.x-cal.com

Via Facsimile: 1-800-463-0136

August 31, 2007

Attention: Madeleine Lesnie
Marketwire - Disclosure (ops)
1505 - 700 West Pender St.
Vancouver, BC V6C 1G8

Dear Madeline

Re: The Re-Filing of X-Cal Resources Ltd's 2007 Annual Report to SEDAR

As discussed, this letter authorizes you to proceed with the following 'Note to Reader', to be filed to SEDAR with the amended version of X-Cal's Annual Report:

> *On Aug. 30, 2007 X-Cal Resources Ltd. filed its Annual Report under Project Number 01154019, Submission 1. There have been no material changes made to the Annual Report. However, X-Cal desires that a full color version be made available. Therefore, the full color version of the Annual Report has been filed under Project Number 01154019, Submission 2.*

I used your template, but you will notice that I have amended it slightly. If you have any problems with my changes, please call me at the above number.

Again, thank you for your help in this matter.

Regards,
X-CAL RESOURCES LTD.

Karen McNair
KM/km

cc: Shawn Kennedy
Sharon MacLellan

X-Cal Resources Ltd.

PO Box 48479, Bentall Centre, Vancouver BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740
www.x-cal.com

Notice to Reader

On Aug. 30, 2007 X-Cal Resources Ltd. filed its Annual Report under Project Number 01154019, Submission 1. There have been no material changes made to the Annual Report. However, X-Cal desires that a full color version be made available. Therefore, the full color version of the Annual Report has been filed under Project Number 01154019, Submission 2.

X-CAL RESOURCES LTD.

Signed by
"Karen McNair"

Per: Shawn Kennedy
President

END